SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 12, 2005

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                              .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG
By:	/s/ HANS-WERNER KLOSE
	Name:	Hans-Werner Klose
Titles: Member of the Management Board

By:	/s/ WOLFGANG PREUSS
	Name:	Wolfgang Preuss
Titles: Chief Executive Officer

Date: September 13, 2005

PrimaCom AG
An der Ochsenwiese 3
55124 Mainz / Germany
AD HOC PRESS RELEASE
SENIOR FACILITY NOT EXTENDED
Mainz, September 12, 2005: PrimaCom announced that there has been no roll over by the banks of the revolving credit facilities under the Senior Facility dated September 18, 2000, which has been due today. Consequently the amount of the revolving credit facility has fallen due for payment. A repayment of the credit is currently not possible.
The Company further announces that JP Morgan the company’s overdraft bank, has agreed to prolong the overdraft facility of EUR15 million for 7 days until September 19, 2005, so that the Company is able to fulfil its ongoing payment obligations.
PrimaCom continues to carry on negotiations with its lenders to reach a restructuring.
PrimaCom AG
Management Board

Contact:	Investor Relations
Tel. +49 6131-944-522
Fax: +49 6131 944-508
www.primacom.de
e-mail: investor@primacom.de
PrimaCom ( www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 0,3 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.